FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

ANNUAL INFORMATION FORM

August 15, 2001

GTR Group Inc.
7480 Mission Valley Road
Suite 101
San Diego, CA 92108-4406

An additional copy of this Annual Information Form may be obtained upon request from the Corporate Secretary, GTR Group Inc. at the above address

TABLE OF CONTENTS

I THE COMPANY

(a) Incorporation

GTR is the continuing corporate entity formed by a reverse takeover of Xencet Investments Inc. ("Xencet"), a financial holding company, by Games Trader Inc. ("Predecessor Games Trader") completed on October 29, 1998. Xencet was incorporated under the *Canada Business Corporations Act* on August 25, 1993 under the name Patch Ventures Inc. ("Patch"). Patch acquired all of the issued and outstanding shares of Legacy Manufacturing Corporation pursuant to a reverse takeover transaction on July 5, 1994 and on August 8, 1994, Articles of Amendment were filed changing the name of Patch to Legacy Storage Systems International Inc. ("Legacy"). On October 22, 1996, Articles of Amendment were filed to consolidate the common shares of Legacy on the basis of one common share for each ten issued and outstanding common shares and to consolidate the Class B Preferred shares of Legacy on the basis of one Class B Preferred share for each ten issued and outstanding Class B Preferred shares. On December 17, 1996, Legacy Storage Systems International Inc. filed Articles of Amendment to change its name to Tecmar Technologies International Inc.

Through several operating subsidiaries, Tecmar Technologies International Inc. conducted its principal business of designing and developing data storage systems for networks and workstations and marketing such systems to computer original equipment manufacturers and distributors.

On January 28, 1998, the shareholders of Tecmar Technologies International Inc. approved the change of name to Xencet Investments Inc. in accordance with the terms of the sale of the last of its operating businesses, Tecmar Technologies, Inc. ("TTI"), and Articles of Amendment changing the name were filed accordingly.

Following the sale of TTI, Xencet had no significant operations. Xencet invested the proceeds of the divestiture of TTI and initiated a search process for the acquisition of an operating business which met the original listing requirements of The Toronto Stock Exchange. The Toronto Stock Exchange agreed to allow Xencet until August 18, 1998 to enter into a binding agreement to conclude a transaction which met its original listing requirements. Effective July 31, 1998, Xencet entered into a binding agreement with Predecessor Games Trader to acquire all of the outstanding securities of Predecessor Games Trader for securities of Xencet (the "Securities Exchange"), subject to the satisfaction of certain conditions. The binding agreement with Predecessor Games Trader was subsequently amended and restated on August 20, 1998. Predecessor Games Trader was incorporated as 1221514 Ontario Inc. pursuant to the laws of the Province of Ontario on February 3, 1997 and was a private company. On April 7, 1997, Predecessor Games Trader completed the acquisition of certain assets, including the "Games Trader" name, of Games Trader Inc. See "Management Discussion and Analysis of Financial Condition and Results of Operations" for further information concerning this acquisition.

On September 30, 1998, shareholders of GTR Group Inc. ("GTR") approved the Securities Exchange and the change of GTR's name from Xencet to Games Trader Inc. The Securities Exchange was completed on October 29, 1998. On November 2, 1998, Articles of Amendment were filed changing the name of Xencet Investments Inc. to Games Trader Inc.

At the annual and special meeting of GTR held on June 23, 1999, shareholders approved a proposal to change the name of Games Trader Inc. to GTR Group Inc. On June 28, 1999, Articles of Amendment were filed changing the name of Games Trader Inc. to GTR Group Inc.

The registered office of GTR is located at BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T7 and the head office of the Company is located at 7480 Mission Valley Road, Suite 101, San Diego, California, 92108-4406. GTR is currently a "reporting issuer" in the Provinces of Ontario, Alberta and British Columbia only. In addition, GTR's securities are registered under section 12(b) of the

Securities Exchange Act, 1934 as amended. GTR's telephone number is (619) 683-9830 and its facsimile number is (619) 683-9829. GTR's web site is located at http://www.gtrgroup.com.

(b) Subsidiaries

GTR has two operating subsidiaries, one of which is 1328158 Ontario Inc., which carried on business under the name Games Trader ("Games Trader"). Games Trader is continued under the laws of the Province of Ontario, is wholly-owned and is the corporation continuing on the amalgamation of the Predecessor Games Trader, Xencet Manufacturing Corp. and Xencet Technologies Incorporated, the latter two of which were both inactive subsidiaries of Xencet. In the fourth quarter of fiscal 2001, the GTR Board of Directors announced a plan to discontinue the Games Trader business. 1328158 Ontario Inc. will continue as a legal entity and will be renamed Mad Catz Canada ("MCC") in fiscal 2002.

The other operating subsidiary of GTR is Mad Catz, Inc. ("MCI"), a Delaware corporation that was acquired by GTR effective at the close of business on August 31, 1999. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc. ("FX"), an inactive corporation incorporated under the laws of Delaware. MCI and FX each own 50% of all of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws of Hong Kong. (GTR, Games Trader, MCI, FX and Mad Catz (Asia) Limited are sometimes collectively referred to as the "Company").

MCI designs, develops, manufactures (through third parties) and markets interactive video game control devices and accessories for players using both personal computers and all major console-based video game platforms.

II GENERAL DEVELOPMENT OF THE BUSINESS

GTR is a corporation incorporated under the *Canada Business Corporations Act*. In fiscal 2001 GTR had two operating subsidiaries, one of which is 1328158 Ontario Inc., which carried on business under the name Games Trader ("Games Trader"). The other operating subsidiary of GTR is Mad Catz, Inc. ("MCI"), a Delaware company, which was acquired by GTR effective at the close of business on August 31, 1999. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc. ("FX"). MCI and FX each own 50% of all of the issued and outstanding shares of Mad Catz (Asia) Limited. (GTR, Games Trader, MCI, FX and Mad Catz (Asia) Limited are sometimes collectively referred to as the "Company".)

The GTR strategy of the past 3 years was to create a diversified interactive entertainment business. The Games Trader (value-priced video games distribution) and MCI (video game accessory design and manufacturing) subsidiaries provided a presence in both the software and hardware aspects of the video game market. After analyzing potential for growth in the software sector, Management determined that the opportunity in the video game accessories business significantly outweighed the benefits of pursuing a diversification strategy. Accordingly, the Games Trader business has been discontinued and the MCI business is the primary entity of GTR.

To implement the new strategy, the Company announced the sale of its Games Trader value-priced video game inventory to GameStop Inc. and is actively pursuing the disposition of all remaining assets not directly related to its MCI business.
The significance of the change is that proceeds from the inventory sales and other transactions have allowed the Company to repay all debt related to the Games Trader business. Additionally, discontinuing the Games Trader business allows Management to focus on the opportunities in the MCI business. All significant assets related to the Games Trader business are expected to be liquidated or redeployed to MCI by August 31, 2001.

III NARRATIVE DESCRIPTION OF THE BUSINESS

Business of MCI

Overview

Effective at the close of business on August 31, 1999, GTR acquired all of the issued and outstanding shares of MCI, a Delaware corporation. MCI owns all of the issued and outstanding shares of FX, a corporation incorporated under the laws of Delaware. MCI and FX each own 50% of all of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws of Hong Kong.

Video Game Controllers and Accessories

MCI's products include video game controllers and accessories of all types, such as steering wheels, joysticks, memory cards, video cables and accessories, standard controllers and advanced controllers. MCI produces a variety of interactive video game control devices, each used in conjunction with interactive entertainment software and console or personal computer based video game platforms. MCI's principal products include automotive racing simulation controllers, a family of sports and action/adventure game controllers and advanced controllers, including joysticks, gamepads, light guns, arcade-style in-home dual video game controllers and a new suite of advanced, three dimensional video game controllers for the personal computer market. MCI's advanced video game controllers technology provides dual feature sets for the serious game player. MCI also offers a comprehensive suite of complementary accessory products.

MCI manufactures (through third parties) all of its products in Asia. MCI products have been designed, developed, manufactured (through third parties) and marketed for all major console based video game systems (such as Sony Playstation™, Sony Playstation2™, Gameboy Advance™, Gamegear™, Super Nintendo™, Nintendo 64™, Sega Dreamcast™, Genesis™ and Saturn™) across all 16-, 32- , 64-, and 128-bit technology platforms. MCI is in the process of extending its product range to include the new Microsoft X-box™ and Nintendo GameCube™ platforms.

Product Lifecycles

MCI's product lifecycles are reasonably stable and predictable due to the continued success of the major console based on the installed base of video game consoles, its relationship with major retailers, and the conversion and compatibility of major MCI products across the major platforms. A new full line of MCI video game controllers and other products are currently being introduced to support the new 128-bit platforms by Microsoft and Nintendo.

Sales Analysis

According to recent Toy Retailer Sales Tracking Service ("TRSTS", a registered trademark of The NDP Group, Inc.) summaries, MCI held a year-end unit market share in the United States for fiscal 2001 for video game accessories of 10.4% as compared to 10.2% the previous year.

MCI sells its products in approximately 12,000 storefronts, and it supplies a large network of independent retailers through a series of distributors. MCI also sells its products internationally with sales to Europe, South America, Canada, Australia, New Zealand and Japan. Sales outside of the United States represented 17% of MCI's total sales in fiscal 2001 and 27% for fiscal 2000.

Sales by Customer

The largest of MCI's customers represents 24% of MCI's total sales in fiscal 2001, the second largest customer represented 20% (these sales include branded and private label products). No other customer represents more than 10% of MCI's total sales.

Market Trends

The launch of the new video game platforms typically begin in the Japanese market. The launch continues to the North American market and finally to Europe. This trend is expected for the launch of the Nintendo GameCube. GameCube is expected to launch in the United States in November 2001 and in Europe in spring of 2002. The Microsoft Xbox is expected to launch in November 2001 and in Europe in Spring 2002 as well. Due to the delayed launch of major platforms in Europe and the general economic weakness of the European economy, the expected MCI sales growth in Europe is expected to be less than the growth in North American market.

Seasonality

MCI records a large volume of its sales in the last three months of every calendar year.

Growth Strategy

Industry analysts predict robust growth for video game accessory business over the next few years fueled by the introduction of new game consoles such as the recent launch of Sony's PlayStation2. Gerard Klauer Mattison Inc., the Wall Street investment firm, estimates that hardware and software retail sales in the U.S. will increase to $11.6 billion in 2003 from $6.9 billion in 2000. This kind of dynamic growth combined with a strong market position led the GTR Board of Directors to make the strategic decision to re-deploy the GTR assets and focus its efforts on its MCI subsidiary.
The overall market for video game consoles is growing at a rapid rate as new products enter the market. Last October, Sony's PlayStation2 (PS2) was introduced to great acclaim. The appetite for the new game console was enormous, but the market suffered because there was too little product to meet demand. In spring of 2001 additional consoles appeared on the shelves, but were insufficient to meet demand. What this means is that there will be a sales lag of accessories between the time more product appears and consumer demand is met. In general, it takes approximately two years after the introduction of a new game platform for accessories sales to achieve their full potential. The delay in the shipment of PS2 game consoles has reduced accessory sales at the retail level and will continue to do so until the imbalance of supply/demand is corrected. However, these are deferred sales, not lost sales, which are expected to be captured later in calendar 2001 year. MCI has developed and shipped a complete line-up of accessories for the PS2 so that the company is strongly positioned to benefit from additional console shipments. In particular, a license agreement was signed with Sony Computer Entertainment America for the MCI 8-megabyte memory card for PS2. A similar license for the European market followed. In March 2001, MCI announced that it would market and manufacture a full line of peripherals and accessories for the GameBoy Advance System. The GameBoy Advance launch was on-time this June (2001) and was very successful for MCI and all market participants. There have been over one million GameBoy Advance units shipped by Nintendo as of August 2001 which is in line with market expectations. The GameBoy accessories category expanded by about 60% last year and shows no sign of slowing. The introductions in the calendar fourth quarter of Microsoft 's Xbox and Nintendo 's GameCube should fuel significant growth later this year. In March 2001, MCI concluded a worldwide license agreement with Microsoft allowing MCI to design, manufacture and market licensed third-party peripherals for the Xbox in North America, Europe and Japan. Under the agreement, MCI will produce a full-range of MCI branded products that will be officially endorsed by Microsoft and carry the Xbox license logo. This will enable us to have a full line of compatible accessories available at the time of launch (expected to be November 2001).
The disposition of Games Trader assets have enhanced shareholder value by allowing us to focus all our energies on the high growth business of accessories. Moreover, it will allow Wall Street and

investors to more easily track the Company 's performance, relative to its peers. During the course of the coming year, we have set for ourselves specific objectives designed to enhance shareholder value. These include: •Increasing our overall market share in the accessories business through increased penetration of retail stores •Extending the product line by introducing innovative peripherals •Improving margins by reducing manufacturing and component costs •Generating greater institutional investor awareness.

Competitive Environment

The markets in which MCI participates are highly competitive, and MCI expects that it may face increased competition as additional companies enter these markets. Historically, price has been a significant competitive factor across the market for interactive video game control devices under the MCI name brand as well as in the original equipment manufacturer line of business.

Management believes that the other principal competitive factors that historically have affected retailer and consumer choice include value, product features, ease of use and installation, realism in simulation, name brand recognition (including reputation and historical compatibility), style (including colours) and whether the product is licensed. Additional competitive factors from the perspective of the major retailers include margins, service, support, merchandising and promotional support, reliable and timely delivery, track record and electronic data interchange capability.

MCI's principal competitors in the United States include InterAct Accessories Inc., a Recoton Company, Sony, Nintendo and Sega, and to a lesser extent, Arista Interactive, LLC (carrying on business as "Docs"), Nuby Interactive, LLC, Nyko Technologies, Inc., Agetec, Inc., Pelican Accessories, Thrustmaster, Inc., and Namco Ltd.

Management believes that MCI is well positioned in the industry with products that cover each market demographic group, and that are complementary with Sony (somewhat older consumers), Nintendo (younger consumers) and the PC (wide range of casual, serious and hard core video game consumers.) Management believes that the two major factors that will provide for MCI's continued viability and competitive edge are: (i) increasing MCI's market share; and (ii) MCI's close relationship with first party manufacturers of major video game platforms, namely Sony, Nintendo and Sega, which involves obtaining and maintaining licenses from those manufacturers.

MCI products incorporate a number of commercially available electronic components. MCI currently obtains substantially all of these components from suppliers located in Mainland China, Hong Kong, Taiwan and the United States. MCI intends to negotiate alternative sources for contract manufacturing in other geographic territories to provide alternative sourcing options and the ability to provide more timely manufacturing surge capability, which is vital to retail channels.

Offshore manufacturing risk

The Company uses Asian contract manufacturers. These may be affected at any time by the political instability and potential trade restriction risk in Asia.

Human Resources

As at June 30, 2001, MCI had 90 full-time employees.

Facilities

The head office of MCI, which is leased, is located at 7480 Mission Valley Road, Suite 101, San Diego, California. The lease covers approximately 14,000 square feet. The lease commenced on

August 1, 2001 and expires on August 31, 2006. MCI's warehouse, which is also leased, is located 12160 Philadelphia Street, Mira Loma, California, USA. 91752-1188. The lease covers approximately 85,000 square feet. The lease commenced on May 1, 2000 and expires on April 30, 2006.

Industry Overview

The console video game industry is still in its adolescent stage with most of its growth to be realized in the years to come. Like any emerging technology, it has experienced volatility as the game platforms transition into new and more sophisticated forms of entertainment and as consumers play catch-up. Video games have become a permanent feature of the entertainment sector and accordingly the increasing sophistication of the games is expanding the market and changing the demographics of the playing public. Although the peripherals market is a relatively small slice of the gaming pie, 11.5% of sales, it is a vibrant sector because it contributes approximately 24% of retail gross margin dollars. In addition, third-party accessories, made by companies like MCI, help drive costs down and make gaming more accessible to a broader group of players. Moreover, the gaming experience is enhanced through innovative accessories like steering wheels, joysticks, light guns, controllers and memory cards. The two key drivers in this business are the growth of the installed base of players and the introduction of new game systems. Following a flat year of retail sales growth in calendar 2000, industry hardware and software sales are expected to grow 20% to US$8.2 billion in 2001 and 20% to US$9.8 billion in 2002, according to estimates from Gerard Klauer Mattison. At year-end calendar 2000, the installed base of PlayStation and Nintendo 64 hardware of 45 million units represented a 23% increase over the previous year-end, and industry analysts project healthy increases going forward. Console hardware unit sales which were 8.4 million last year, are expected to reach 22 million by 2003. This year, more than ever before, consumers will have a broader selection of games that are both powerful and provide unprecedented graphic realism. Three major hardware vendors will be competing to drive installed bases of gaming units and estimates are that promotional spending could exceed US$500 million this year alone. Of the US$6.9 billion of total industry sales last year, accessories represented an estimated US$800 million, or 11.5%.

<u>Demographic Mix Of Video Game Players</u>

Management believes that historically, video games were played almost exclusively by adolescent males and that more recently, the consumer profile for video games has broadened as a result of the following factors:

(i) the first generation of teenage gamers from the early 1980's are now in their late 20's and many are still active gamers;

(ii) the advent of three dimensional graphics and CD-quality sound creates a richer, more "life-like" playing experience;

(iii) the increased degree of realism has had a major impact on the appeal of sports games, which typically appeal to an adult audience; and

(iv) a marketing refocus by Sony and Sega on older consumers.

<u>Consumer Profiles</u>

The information in the table below is based on information in a May 1999 industry report.

	Hard Core Gamers	Youth Gamers	Adult Gamers
Age Range	12-25 years	5-18 years	18-40 years
Gender	90+% male	75% male	75% male
Characteristics	Knowledgeable; must have the latest hits	Want the latest; constrained by parents' propensity to spend	Played video games during childhood; want value more than "the latest"
Price Sensitivity	Low	Moderate	High
Generation Owned	Multiple systems including at least one of each generation plus a PC	Mix of third and second generation systems	Mix of third and second generation systems
Video Games Purchased	Frontline	Value-priced and occasional frontline	Value-priced and occasional frontline
Estimated Numbers of Gamers	5-10 million	30 million	20-25 million
Numbers of Video Games Purchased	6 per year	1-2 per year	<1 per year

Industry reports indicate that the income of households owning video games is slightly below the U.S. national average of US$36,000. At retail prices of US$200 for fourth generation Hardware platforms, new video game Hardware may prove to be too expensive for many households and many consumers may have no choice but to stay with prior generation Hardware platforms.

Expanding Channels of Distribution

MCI is represented in 12,000 storefronts including specialty retail stores and mass merchants. Distributors are used to support smaller retail chains and international markets. As the European market develops, MCI will evaluate the distributor model and establish a permanent sales presence as appropriate to sell direct to merchants.

IV SELECTED CONSOLIDATED FINANCIAL INFORMATION

(a) Two-Year Summary

For the year ended March 31, 2001 with comparative figures for the year ended March 31, 2000. Financial statements are prepared in accordance with Canadian GAAP.

The financial results of the GTR Group for fiscal year ended March 31, 2001 have been prepared in continuing operations format as the Games Trader business was discontinued in the fiscal year. The March 31, 2000 results have been restated to take this change into account to provide comparatives.

It should be noted that the year ended March 31, 2000 includes 7 months of the MCI operations as the MCI company was acquired effective August 31, 1999.

Results of the continuing operations of GTR Group Inc.

	Year ended March 31, 2001	Year ended March 31, 2000
Statement of Earning		
Sales	$ 87,928,584	$ 70,356,075
Net earnings	$ (7,332,653)	$ 2,276,772

Basic earnings per share before goodwill charges	$ (0.13)	$ 0.09
Basic earnings per share	$ (0.16)	$ 0.07
Cash flow from continuing operations	$ 15,111,820	$ (7,555,444)
Balance Sheet		
Total Assets	$ 71,986,894	$ 103,073,619
Subordinate Debt	$ 5,262,823	$ 0

(b) Two-Year Quarterly Summary

Results of Continuing Operations- Year Ended March 31, 2001

	Q1	Q2	Q3	Q4	Total
Revenue	$8,367,487	$16,330,527	$52,035,283	$11,195,287	$87,928,584
Net earning (loss)	($1,139,948)	($941,997)	$2,074,102	($7,324,810)	($7,332,653)
Basic earning (loss) per share	($0.03)	($0.02)	$0.05	($0.16)	($0.16)

Results of Continuing Operations- Year Ended March 31, 2000

	Q1	Q2	Q3	Q4	Total
Revenue	$0	$9,465,103	$44,152,092	$16,738,880	$70,356,075
Net earning (loss)	($208,566)	($549,529)	$5,181,242	($2,146,375)	$2,276,772
Basic earning (loss) per share	($0.01)	($0.01)	$0.14	($0.06)	$0.07

(c) Dividend in the Last Two Years

The Class A Preferred Shares are entitled to preference over the Common Shares and the Class B Preferred Shares of the Company with respect to priority in the payment of dividends. The Class B Preferred Shares are entitled to preference over the Common Shares of the Company with respect to the payment of dividends. As of the date hereof, there are no Class A and Class B Preferred Shares outstanding and no dividends have been paid with respect to the Common Shares by the Company and it is not contemplated that any dividends will be paid in respect of the Common Shares in the immediate or foreseeable future.

V MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis should be read in conjunction with the Message to Our Shareholders, Operations review, and the Company's Consolidated Financial Statements and related notes. All financial information is presented in Canadian dollars unless otherwise noted. This discussion and analysis contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.

MD&A for Fiscal 2001

(a) Profile – Fiscal 2001

GTR Group Inc. ("GTR Group" or the "Company") is a holding company with a primary focus on the Mad Catz, Inc. ("MCI") video game accessories business. MCI, with it 's headquarters in San Diego, California, is a supplier of video game accessories for Nintendo, Sega, Sony, Microsoft and PC game systems. MCI products are sold in over 12,000 retail stores in North America. MCI products are also well represented internationally with sales to Europe, South America, Canada, Australia, and New Zealand. The Company 's stock is traded on the Toronto Stock Exchange and the American Stock Exchange.

Significant Developments During Fiscal 2001

A decision was made by the GTR Group board of directors to set forth a plan in the fourth quarter of fiscal 2001 to sell or discontinue the Games Trader (previously played video games) and ZapYou (Internet distribution) businesses in order to focus on the MCI business. In June of 2001, the remaining inventory of the Games Trader business was subsequently sold to GameStop Inc. Financial results for fiscal 2001 and 2000 recognize Games Trader and ZapYou as discontinued operations. In fiscal 2001, $6.4 million in proceeds were realized as various warrants matured and were exercised. Average price per warrant realized was $1.21 per share. In September 2000, the GTR Group completed new financing with Congress Financial Corp. establishing a line of credit of U.S.$35 million for the MCI operation. In addition, a U.S.$10 million credit line was established for acquisitions. Credit facilities were also established for Games Trader, however, as part of the plan to discontinue the Games Trader and ZapYou businesses, this line of credit has been repaid and will be closed.

Subsequent events:
In July of 2001, Chairman of GTR Board Pat Brigham agreed to convert the subordinate debt of $5,173,427 to 4,247,478 shares (shares issues at $1.218).

(c) Results of Operations

Fiscal Year Ended March 31, 2001

<u>Sales</u>

Sales from continuing operations increased to $87.9 million for fiscal 2001 as compared with $70.4 million for fiscal 2000. The primary reason for the increase is the inclusion of 12 months of MCI sales in fiscal 2001 versus 7 months in fiscal 2000.MCI sales increased 4% year-on-year for comparative 12 month periods. However, MCI North American sales, which accounted for 83% of total sales, were up 22%,while the industry as a whole declined. MCI European sales decreased 39% which is consistent with the general decline in the European market and was within managements' expectations. The typical seasonality of the sales cycle was as expected with 57% of sales occurring in third quarter.

Gross profit

Gross profit from continuing operations was $19.6 million for fiscal 2001 as compared to $20.1 million for fiscal 2000. Gross profit as a percentage of net sales was 22.3% for fiscal 2001 as compared to 28.5% in fiscal 2000. The MCI gross profit was 22.3% for 2001 versus 24.2% for a twelve month 2000. Fiscal 2001 represented a transition year for the console industry as the new 128 bit platforms started replacing the 32/64 bit products. As expected, margins were lower in fiscal 2001 as accessories for the older platforms were discounted and the delivery of the new Sony PlayStation2 consoles did not meet market expectation due to supply issues.

Operating Expenses

Operating expenses include selling, marketing and administrative expenses of the MCI business and corporate overhead associated with the GTR Group. Operating expenses were $17.3 million in fiscal 2001 as compared to $11.3 million in fiscal 2000. The primary reason for the variance is the inclusion of only 7 months of MCI expenses in fiscal 2000. Taking a full 12 months of fiscal 2000 into account, MCI operating expenses decreased to $13.7 million from $16.5 million the prior year. The improvement in MCI operating expense is attributed to a streamlined selling process. MCI previously relied heavily on external sales support and now combines both internal and external sales-forces. Corporate operating expense for GTR Group was $3.4 million in fiscal 2001 compared with $1.2 million in fiscal 2000. Professional and legal fees, salaries, and severance costs were the primary costs.

Earnings before interest, taxes, amortization and other items

EBITDA for the GTR Group continuing operations was $2.3 million in fiscal 2001 as compared to $8.8 million for fiscal 2000. The variance is due to the cyclical nature of the business and partial inclusion of the MCI 2000 results. Consolidated GTR Group fiscal 2000 EBITDA includes the majority of MCI sales and a lesser proportion of operating expenses. From a 12 month year on year perspective, MCI EBITDA increased to $5.2 million in 2001 from $3.8 million in 2000 due to the improvement in operating expenses.

Interest expense

Interest expense from continuing operations was $1.9 million in fiscal 2001 as compared to $0.8 million for fiscal 2000. Using a comparative 12 month period, MCI interest expense was $1.2 million for 2001 as compared to $1.1 million the previous year. Interest expense for MCI is driven by the asset-based line of credit. The GTR Group interest expense is primarily a shareholder loan.

Amortization

Amortization of capital assets and goodwill charges associated with the purchase of MCI was $2.6 million in fiscal 2001 as compared to $1.3 million for fiscal 2000. Fiscal 2000 includes only 7 months of amortization of the MCI goodwill. From a 12 month perspective, MCI amortization of capital assets was $1.1 million for 2001 as compared to $0.5 million in 2000. Primary asset acquisitions are moulds used in production of accessories.

Income tax expense

Income tax expense was $4.8 million for the year as compared to $4.7 million for fiscal 2000. MCI income taxes were $2.2 million payable on the profitability of the MCI business despite losses reported at the GTR Group level. A 1999 IRS offer-in-compromise related to the MCI business limits the deductions taken on the MCI profits in fiscal 2001. Certain deductions have been deferred to later years and are reflected as current tax assets on the MCI balance sheet. At the GTR level, income tax expense was $2.6 million which was a one-time write-off of a future tax asset.

Net income (loss) and income (loss) per share

Net loss from continuing operations was $7.3 million in fiscal 2001 as compared to net income of $2.3 million in fiscal 2000. Net income from the MCI operation was $0.6 million for 2001 as compared to a net loss of $0.1 million for 12 months in 2000. Loss per share for the GTR Group continuing operations in fiscal 2001 was $(0.16) as compared to income of $0.07 in fiscal 2000. Income (loss) per share is calculated on the basis of the weighted average number of basic shares outstanding during the year of 45,297,305 compared to 34,746,433 in the previous year.

Net loss from discontinued operations

In March 2001, the Company's Board of Directors adopted a formal plan to dispose of the assets and business operations of it 's Games Trader and ZapYou business units. It is anticipated that all assets of the Games Trader and ZapYou business units will be disposed of by August 31, 2001. During the year, the Company recorded a net loss of $28.8 million (2000 – net income of $3.3million). The fiscal 2001 loss from discontinued operations includes charges of $1.6 million for costs to exit the Games Trader and ZapYou business units. The loss also includes $20.4 million in write downs of assets to their net realizable value as related to the disposition of the business units (inventories $4.2 million, capital assets $3.3 million, goodwill and intangibles $3.5 million, future tax asset $6.2 million, and accounts receivable $3.2 million). The balance of the $28.8 million loss is attributed to operating losses associated with the Games Trader and ZapYou fiscal 2001operations. Loss per share for discontinued operations in fiscal 2001 was $(0.64) as compared to income of $0.09 the prior year.

MD&A for Fiscal 2000

It should be noted that the attached MD&A for fiscal 2000 is a stand-alone document applicable only to the year ended March 31, 2000 and prepared in accordance with the accounting applicable at that time.
For the current fiscal year 2001 MD&A which preceded this section, the accounting and strategy reflected the discontinuance of the Games Trader business. Accordingly, fiscal 2000 results had been restated to provide comparatives to fiscal 2001.

(a) Profile – Fiscal 2000

GTR Group Inc. ("GTR Group" or the "Company") is a diversified interactive entertainment company headquartered in Brampton, Ontario. GTR Group's product lines include previously played and republished video games for Nintendo, Sega and Sony game systems, as well as a full range of video game accessories for both video game consoles and personal computers.

GTR Group was formed by the reverse takeover of Xencet Investments Inc., which changed its name to Games Trader Inc. on November 2, 1998, which subsequently changed its name again to GTR Group Inc. on June 23, 1999. The Company's shares have traded on The Toronto Stock Exchange under the symbol GTR since November 1998, and on the American Stock Exchange under the symbol GIG since September 1999.

Video games are marketed under the Games Trader brand name. Accessories are marketed under the Mad Catz brand name and a private label for a major U.S. retailer. Together GTR Group markets its products to mass merchant and specialty retailers in the United States, Europe, South America, Canada, Australia, U.K. and Saudi Arabia. The Company's retail programs are carried in over 14,500 retail outlets. In addition, GTR Group's e-commerce division, ZapYou.com, partners with existing web-sites in selling interactive entertainment products over the Internet.

(b) Significant Developments During Fiscal 2000

The Company continued to execute its growth strategy to become a significant player in the rapidly evolving interactive entertainment Industry. It expanded its position as North America's largest independent supplier of previously played video games, and began to establish a position as a supplier of value-priced republished video games. This resulted in an increase in the number of retail outlets carrying its products from 4,950 to over 6,000. GTR Group also became a dominant player in the high-growth accessories product segment, with over 12,000 retail outlets carrying these product lines.

On April 16, 1999 GTR Group completed a private placement of 4,500,000 special warrants at a price of $3.15 per special warrant for gross proceeds of $14.2 million. Each special warrant was convertible into one common share and one-half of a common share purchase warrant. Each whole warrant is exercisable at a price of $3.65 per common share until April 16, 2001.

Effective September 1, 1999 GTR Group completed the acquisition of Mad Catz, Inc. ("Mad Catz"), a private company based in San Diego, California. Mad Catz is the second largest third-party video game accessories company in the world, with revenue for the 12 months ended December 1998 of US$60.9 million. Mad Catz was significantly accretive to fully diluted earnings per share in its first seven months of operations, which included the important holiday selling season, and is anticipated to be accretive for fiscal 2001.

On September 10, 1999 GTR Group completed a private placement of 4,675,000 special warrants at a price of $4.50 per special warrant for gross proceeds of $21.0 million. Each special warrant entitled the holder to acquire one common share and one-half of a common share purchase warrant. Each whole warrant is exercisable at a price of $5.00 per common share until September 10, 2001.

On September 14, 1999 GTR Group common shares commenced trading on the American Stock Exchange under the symbol, GIG.

On October 4, 1999 GTR Group announced the formation of its online unit, ZapYou.com, to enable it to satisfy the growing demand for video games and accessories over the Internet. GTR Group also announced its intention to partner with existing websites with established traffic, as well as its current bricks and mortar retailers, which already have e-commerce capability.

The ZapYou.com initiative allows the Company to get increased leverage from its distribution and fulfillment facilities. GTR Group is developing online partner-ships, giving those website owners the ability to offer the Company's products without any incremental investment in either technology or inventory. ZapYou.com in fact performs the same function on the Internet as the Company's kiosks do with bricks and mortar retailers.

The acquisition of Mad Catz had a significant positive impact on the financial results of GTR Group for the year ended March 31, 2000. For the seven months since September 1, 1999 Mad Catz contributed $70.1 million to GTR Group's sales. In addition, since the accessories business has higher gross margins than the video games business, the acquisition was largely responsible for the increase in GTR Group's gross margin to 23.5% from 20.1% for the year ended March 31, 1999. Amortization of goodwill included in the fiscal 2000 results was $0.8 million. The purchase cost of Mad Catz was estimated at $40.7 million at the time of acquisition. This was allocated to $2.8 million for the net assets of Mad Catz and $37.9 million for goodwill. However, GTR Group had claimed indemnification from the Mad Catz shareholders for breaches of representations and other covenants contained in the Mad Catz share purchase agreement dated August 19, 1999. $25.5 million had been paid in cash or was owing in cash, and 2.06 million common shares of GTR Group are to be issued. The cash costs of the acquisition were financed primarily by the net proceeds of the September 1999 equity financing. Goodwill on the acquisition at March 31, 2000 was reduced to $29.9 million, and will be amortized over 20 years. In fiscal 2001, Mad Catz is expected to contribute a significant portion of GTR Group's consolidated sales, reflecting a full year of operations, as well as the continuing sales growth. In addition, more synergies will be extracted over fiscal 2001 from the integration of the sales and marketing activities of Games Trader and Mad Catz. The Mad Catz acquisition should therefore continue to positively impact GTR Group's earnings per share. Additional potential acquisitions of companies in the video game accessories and licensed products businesses continue to be extensively reviewed as a key component of GTR Group's growth strategy.

(c) **Results of Operations**

Fiscal Year Ended March 31, 2000

Sales

Sales increased by $72.9 million to $105.1 million in the 12 months ended March 31, 2000 from $32.2 million in the previous year. Sales of Games Trader's video game businesses, were $34.6 million, which represented an increase of 7.4% over the previous year. ZapYou.com contributed sales of $0.4 million in its five months of operations in fiscal 2000.

The increase in sales of previously played and republished video games reflected a significant increase in average unit pricing, which was partially offset by a decline in total unit sales of 17%. The increase in unit sales of 32/64 bit formats were offset by larger decreases in unit sales for older generation formats. The increase in average pricing was due to a much higher percentage of sales of the higher-priced 32/64-bit units. In fiscal 2000, this generation contributed 68% of unit sales and 76% of sales, compared to 31% and 43%, respectively, in the previous year.

Sales of Mad Catz reflected a strong contribution from proprietary accessories sold for the new Sega Dreamcast 128-bit format, which was introduced in September 1999. These sales represented over 10% of Mad Catz revenues. In the year ended March 31, 2000, 68.9% of GTR Group's sales were generated in the U.S. market, with the remaining 31.1% from Canada and other markets.

The typical seasonality of GTR Group's sales cycle was more pronounced than usual in fiscal 2000, due to the acquisition of Mad Catz in September 1999. GTR Group recorded 22% of its consolidated sales in the first half of the year and 78% in the second half of the year. This compared to 36% and 64% in the first half and second half, respectively, of the previous fiscal year. In fiscal 2001, it is anticipated that the seasonality of GTR Group's consolidated sales will return to the more typical cycle of the video games and accessories business, which results in GTR Group generating 35% - 40% of its sales in the first half of the fiscal year and 60% – 65% of its sales in the second half of the fiscal year.

Gross Profit

Gross profit increased by $18.3 million to $24.7 million from $6.5 million last year. Gross profit margin was 23.5%, an increase of 3.4% from the gross profit margin of 20.1% recorded in fiscal 1999. The increase in gross profit was due to the strong contribution from Mad Catz in the seven months since acquisition, and a modest first-time contribution from ZapYou.com, offset by a decline in gross profit in the Games Trader video games businesses.

Mad Catz contributed gross profit of $20.0 million, representing a gross margin of 28.6%. Games Trader's gross profit declined to $4.4 million from $6.5 million in the previous year. ZapYou.com contributed gross profit of $0.3 million, representing gross margin of 70.9%.

The accessories business of Mad Catz enjoys higher gross margins than the republished and previously played video games business of Games Trader due to the fact that it internally develops unique, branded products. The decline in Games Trader's gross margin to 12.8% from 20.1% in the previous year reflected the much higher mix of newer format units sold. Because the introduction of the next generation of platform was late in the year, Games Trader did not benefit from the margin improvement that typically accompanies a step up in platform technology. Games Trader's gross margin is forecast to improve in fiscal 2001 as supply of older generation product increases.

Operating Expenses

Operating expenses include selling, administrative expenses, foreign exchange gain, and other income and expenses. Operating expenses were $16.2 million in the year ended March 31, 2000 compared to $3.4 million in the previous year. Operating expenses as a percent of sales increased to 15.4% from 10.6% in the previous year. The increase in the operating expense ratio reflects the higher operating cost base of Mad Catz, and does not reflect the full impact of the synergies between Mad Catz and Games Trader. In fiscal 2001, GTR Group will benefit from the integration of the two businesses across North America.

Earnings before Interest, Taxes, Amortization and Other Items

Earnings before interest, taxes, amortization, (EBITDA) and one-time gains increased to $8.5 million in the year ended March 31, 2000 compared to $3.1 million in the previous year. EBITDA is discussed because it is a measurement commonly used by financial analysts to compare companies in this industry.

The increase in EBITDA was due to the $8.6 million of EBITDA from Mad Catz for the seven months since acquisition. EBITDA of the Games Trader video games businesses declined to nil from $3.1 million in the previous year, reflecting the significant increase in sales and marketing expenses associated with establishing a position in the republished games, private label and the decline in gross margins. Also, the newly established e-commerce division, ZapYou.com recorded a modest EBITDA loss of $0.1 million as start-up costs and investment in infrastructure exceeded the sales contribution made in the last five months of the fiscal year.

Interest Expense

Interest expense was $1.2 million compared to $0.8 million in the previous year. The increase reflected the addition of interest on Mad Catz indebtedness, offset by a decline in interest expense on shareholder loans, which were fully repaid during the year.

Amortization

Amortization of capital assets and goodwill charges increased to $3.3 million from $1.3 million in the previous year. The increase was due to the addition of Mad Catz amortization of capital assets expense of $0.4 million as well as the amortization of goodwill on the Mad Catz acquisition, which totaled $0.8 million for the seven-month period since acquisition.

One-time Gains

A portion of the liabilities acquired from Xencet were accounts payable recorded to cover potential amounts owing to creditors in a subsidiary company. Management is of the view that these amounts will no longer be payable, and therefore accounts payable were reversed to income in both years.

In the year ended March 31, 1999, GTR Group recorded a gain of $2.4 million on the completion of the sale of wholly owned Tecmar Technologies, Inc.

Net Customer Credits

In the year ended March 31, 1999, an expense of $0.3 million was incurred for processing net customer credits for the return of certain video game products, which completed a program for stock rotations, which had been initiated in fiscal 1998. There were no credits for this program in fiscal 2000.

Income Tax Recovery

The net tax recovery of $1.0 million resulted from tax benefiting certain tax loss carry forwards for a $5.0 million tax recovery, less current tax expense of $4.0 million. This compares to a net tax recovery of $0.6 million in the previous year. At March 31, 2000, the Company and its subsidiaries had total non-capital income tax losses of $37.9 million.

Net Income and Earnings per Share

Net Income increased by 30.0% to $5.6 million in the year ended March 31, 2000 compared to $4.3 million in the previous year. The increase was largely attributable to the successful acquisition of Mad Catz, offset by a decline in the net income of Games Trader, and a modest net loss from ZapYou.com.

Earnings per share (EPS) have been calculated on the basis of the weighted average number of basic shares outstanding during the year of 34,746,433 compared to 16,277,850 in the previous year. EPS were $0.16 compared to $0.26 last year. EPS before goodwill charges and one-time gains were $0.19 compared to $0.12 last year.

Fully diluted earnings per share reflect earnings that would have been reported had all stock options and share purchase warrants been exercised. The weighted average fully diluted number of shares outstanding during the year was 49,521,707 compared to 20,617,546 in the previous year. EPS on a fully diluted basis were $0.15 compared to $0.21 last year. As at March 31, 2000, the number of shares outstanding, assuming the conversion of all outstanding options and warrants, would be 56,454,034.

(d) Summary Consolidated Statements of Cash Flow Millions of dollars

	2001	2000
Cash (used in) operating activities – continuing operations	$15.1	($7.6)
Cash (used in) operating activities – discontinued operations	($13.4)	($0.4)
Cash provided by (used in) financing activities	2.4	24.3
Cash provided by (used in) investing activities	($1.9)	(21.1)
Net increase (decrease) in cash	$2.3	($4.8)

(e) Liquidity and Capital Resources

GTR Group continuing operations generated $15.2 million in cash in fiscal 2001 from operating activities compared to a net use of cash of $7.6 million in fiscal 2000. The key driver behind the cash generated was the favorable net change in accounts receivable and inventories at MCI. Cash provided by financing activities was $2.4 million in fiscal 2001 as compared to $24.3 million in fiscal 2000. Fiscal 2000 included two common share issues and new bank indebtedness to finance the purchase of MCI. Total cash used in fiscal 2001 in investing activities of $1.9 million relates to the acquisition of capital assets. In fiscal 2000, $21.1 million was used in investing activities primarily driven by the acquisition of MCI. Discontinued operations used $13.4 million in cash in fiscal 2001 as compared with $0.4million the previous year. The net cash generated for fiscal 2001 for both continuing and discontinued operations was $2.3 million as compared to a net use of cash of $4.8 million in fiscal 2000. The Company's working capital needs are provided by internally generated cash flow and a credit facility with an asset-based lender. As a result of discontinuing the Games Trader and ZapYou businesses the Company was not in compliance with certain loan covenants. As of March 31 2001,the lender had waived all covenant violations until such time that new covenants could be established to reflect the new continuing operations.

(f) Balance Sheet

As of March 31, 2001, the Company's consolidated balance sheet had assets of $72.0 million as compared with $103.1 million the previous year. Shareholders equity was $38.9 million as compared with $67.4 million the previous year. The major balance sheet movement is attributable to the write-offs associated with discontinuing the Games Trader and ZapYou businesses.

VI MARKET FOR SECURITIES

The Common Shares of the Company are listed on The Toronto Stock Exchange under the ticker symbol "GTR" and the American Stock Exchange under the ticker symbol "GIG".

VII DIRECTORS AND OFFICERS

(a) Directors

Name and Municipality of Residence	Office Held and employment in Previous Five Years	Director Since
PATRICK S. BRIGHAM (1) Toronto, Ontario	Mr. Brigham has been the Chairman of the Company since September 30, 1998. He is the President of Hartay Enterprises Inc. He was the founder and past Chairman of Sunquest Vacations Limited. In March 1997, he was appointed to the Board of Directors of Radium Energy Corporation.	October 1998
DAVID J. KILLINS (2) Mississauga, Ontario	Mr. Killins is the Vice-Chairman of the Company. Prior to his current position, Mr. Killins was Chairman and C.E.O. of Xencet (and its predecessors) which was a predecessor company of GTR.	July 1994
DONALD KINGSBOROUGH Danville, California	From 1992 to 1997, Mr. Kingsborough was the Chief Executive Officer of Yes Entertainment Inc., Since November of 1997, Mr. Kingsborough has been the President of Kingsborough Group, Inc.	March 1999
CARY L. McWHINNIE (1)(2) Ottawa, Ontario	Mr. McWhinnie is the Secretary of Hartay Enterprises Inc. Previously, he was a director and Executive Vice-President, Strategic Planning of Sunquest Vacations Limited.	October 1998

Name and Municipality of Residence	Office Held and employment in Previous Five Years	Director Since
MORRIS PERLIS [2] Toronto, Ontario	Mr. Perlis is the President and CEO of GTR Group, Inc. Previously, he was President and CEO of Counsel Corporation and Chairman of American Home Patient, Inc. Mr. Perlis was also previously with American Express in both Canada and the U.S., and at one point President and CEO, AMEX Bank of Canada.	March 2000
DONALD LENZ[1] Toronto, Ontario	Mr. Lenz is the President of Seldm Limited, a private investment company based in Toronto, Canada. He has over 30 years of experience in the investment banking industry.	March 2000

Notes:

(1) Presently a member of the Company's Audit Committee.
(2) Presently a member of the Company's Compensation Committee.

Each of the directors holds office until the next annual meeting or until a successor is duly elected or appointed, unless the office is earlier vacated in accordance with the by-laws of the Company.

(b) **Officers**

Name and Municipality of Residence	Principal Occupation
PATRICK S. BRIGHAM Toronto, Ontario	Mr. Brigham has been the Chairman of the Company since September 30, 1998. He is the President of Hartay Enterprises Inc. He was the founder and past Chairman of Sunquest Vacations Limited. In March 1997, he was appointed to the Board of Directors of Radium Energy Corporation.
DAVID J. KILLINS Mississauga, Ontario	Mr. Killins is the Vice-Chairman of the Company. Prior to his current position, Mr. Killins was Chairman and C.E.O. of Xencet (and its predecessors) which was a predecessor company of GTR.
GEOFREY MYERS Toronto, Ontario	Mr. Myers has been the Secretary of the Company since November of 1998 and is a senior partner at the law firm of Lang Michener.
ANDREW C. SCHMIDT Solana Beach, California	Mr. Schmidt has been Chief Financial Officer of the Company since December 2000. Previously, he was the Director of Finance for Mad Catz. Prior to his term with GTR , Mr. Schmidt held finance positions with Cox Communications, Lucas Electronics and Texas Instruments.

Name and Municipality of Residence	Principal Occupation
DARREN RICHARDSON Del Mar, California	Mr. Richardson has been the Executive Vice-President of GTR since October 1997. Previously, he was Chief Operating Officer of Games Trader and is now the Chief Operating Officer of Mad Catz, Inc.

(c) **Ownership by Directors and Officers**

The Directors and Senior Officers as a group beneficially own directly or indirectly or exercise control or direction over the following Common Shares issued by the Company:

Common Shares beneficially owned or over which control or direction is exercised as at August 15, 2001	As a % of the total outstanding of the Common Shares as at August 15, 2001
10,018,366	19.1%

VIII ADDITIONAL INFORMATION

Additional information, including director's and officers' remuneration and indebtedness, principal holders of the issuer's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Company's Management Proxy Circular dated May 26, 2000 for the Company's annual and special meeting of the shareholders for the year ended March 31, 2000. Additional financial information is provided in the comparative financial statements of the Company for the year ended March 31, 2000 and March 31, 1999. Copies of these documents are available upon request from the Secretary of the Company. Unless otherwise stated, the information contained herein is as stated as at August 15, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: [signature]
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.